Exhibit 99.6

To Our Shareholders

The first quarter of fiscal 2010 is highlighted by the ELND005 data presentations at this year’s International Congress on Alzheimer’s disease (ICAD), continued progress on the multiple diabetes trials underway and the advancement of our TT-301 and TT-302 programs.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

At the recent ICAD conference in July, the recognition of ELND005 continued to grow with eight presentations on clinical and preclinical studies with the drug. These studies included Phase I data showing that ELND005 achieves desired concentrations in the brain tissue and cerebrospinal fluid when given orally and preclinical studies demonstrating that administration of ELND005 is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain.

From a clinical development standpoint, we continue to work closely with our partner Elan on the completion of the Phase II clinical trial of ELND005 in mild to moderate patients. Together, our companies are planning the next steps in the development of ELND005. The Alzheimer’s disease research field has evolved significantly from December 2007, when we started our Phase II clinical trial. The general consensus has changed to favour an earlier pharmaceutical intervention in order to increase the potential impact of inhibiting disease progression. This consensus was also highlighted at the recent ICAD conference. ELND005’s pharmaceutical properties, namely that it’s given orally, crosses the blood-brain-barrier, has a favorable safety profile and disaggregates amyloid beta are ideally suited for this earlier Alzheimer’s disease population. Accordingly, Elan and Transition are carefully examining possible clinical development paths for ELND005 in an early AD population. As there are no therapies currently in pivotal trials for early AD, a decision to commence a large-scale early AD clinical trial would thrust ELND005 in a leadership position with few competitors.

In the end however, our Phase II clinical experience has the potential to be supportive for trials in early and mild/moderate AD patients. Our companies will evaluate all clinical development options and pursue the clinical development path best suited for ELND005.

TT-223 – Diabetes:

The two clinical trials of gastrin based therapies remain on target. The Phase 2 clinical trial of gastrin analogue, TT-223, in approximately 80 type 2 diabetes patients completed enrolment in February. The clinical trial of gastrin analogue TT-223 in combination with a proprietary Lilly GLP-1 analogue, in approximately 140 patients with type 2 diabetes is continuing enrolment. In 2010, we look forward to the results from both trials to provide guidance on the next steps in the development of gastrin based therapies for type 2 diabetes.

TT-301/ TT-302 – CNS Disorders:

The first quarter was also highlighted by progress in the development of lead compounds TT-301 and TT-302. These compounds target the inhibition of proinflammatory cytokines, such as IL-1 and TNF-alpha in the brain. This therapeutic approach has been effective as there are many antibody and protein therapies (eg. Remicade, Embrel) that target proinflammatory cytokines in peripheral diseases (arthritis and Crohn’s disease). TT-301 and TT-302 are small molecule compounds designed to cross the blood-brain-barrier allowing the inhibition of the proinflammatory cytokine expression associated with CNS disorders. This family of compounds has shown preclinical efficacy in animal models in CNS disorders including AD, multiple sclerosis (MS), and traumatic brain injury (TBI). IND enabling toxicity studies will be completed in the coming months and an IND filing is planned for the first half of calendar 2010. Over the next year, we will seek to identify a partner or partners to contribute specialized expertise and resources to best position these drug candidates for accelerated development.

OUTLOOK

Looking ahead, 2010 promises to be a year that will be marked by important milestones across all our lead programs. For ELND005, in 2010, we will report data from our current Phase II clinical trial and outline next steps in the clinical development of the drug candidate, moving toward approval. We will also report data from both our gastrin-based therapies clinical trials and focus in on a lead product for later stage clinical development. And finally, TT-301 and TT-302 are positioned to emerge as future growth and value drivers for the Company as they enter clinical development and potentially a partnership with a large pharmaceutical company.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.